Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1015212-291926
Date:	June 12, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Cheryl Brown

Dear Sirs/Mesdames:

Re: Starfighters Space, Inc.
Draft Offering Statement on Form 1-A
Submitted May 3, 2024
CIK No. 0001947016
Response Letter to SEC Comments on May 31, 2024

We are counsel for and write on behalf of Starfighters Space, Inc. (the "Company") in response to the Staff's letter of May 31, 2024 (the "Comment Letter") from the Division of Corporation Finance, Office of Energy & Transportation, of the United States Securities and Exchange Commission (the "Commission") as well as the Staff's verbal comments received after the Comment Letter was received by the Company.

On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 1 to the Company's Draft Offering Statement on Form 1-A submitted May 3, 2024 (the "Amended Draft Offering Statement").

On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter as well as the verbal comments.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response herein below corresponds to the paragraph numbering used in the Comment Letter.  We confirm that the disclosure changes described herein below have been made in the Amended Draft Offering Statement as submitted to the Commission.

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June 12, 2024 Page 2

Draft Offering Statement on Form 1-A

Commission Comment:

Summary, page 7

1. You suggest that you have ongoing operations but also disclose elsewhere in your offering statement, including risk factors, a limited operating history and that you need to develop, test, and certify your planned systems and obtain a license from the FAA. We also note that you intend to use the net proceeds for your business strategy, including, without limitation, research and development, asset improvement, and pilot training. Please revise your Summary and other relevant sections of your offering statement to expand your disclosures regarding the current status of your operations and/or development in each area of focus that you describe.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure in the Summary section starting on page 8 of the Amended Draft Offering Statement as follows:

"Our Business

Starfighters operates the world's only commercial fleet of flight-ready F-104 supersonic Aircraft ("Lockheed F-104"). Recent increases in government expenditures and commercial investment are driving growth in the space economy. We believe this increase has created a demand for services similar to those the National Aeronautics and Space Administration ("NASA") owned F-104s used to provide. The Company has built a consistent business by providing pilot and astronaut training and in-flight testing related services ("Historical Services"), delivering over its history, solutions for defense, civil, academic and commercial uses, and expects to continue to serve a range of customers in the private and public sectors. Furthermore, we believe the increased demand for space access, particularly in lower earth orbits as well as the government and private sector's focus on hypersonic research and development combine to create new opportunities for Starfighters Space ("New Services"). Starfighters Space plans to fulfill these needs through its initial fleet of seven (7) F-104 aircraft, currently based at NASA's Kennedy Space Center, with an expectation that the fleet will grow, and that the Company will eventually expand to other space centers across the US. To the Company's knowledge, there is currently no other commercially available aircraft to the public with the capabilities of the Lockheed F-104 in terms of speed and climbing performance. The Company will be utilizing its current fleet of Lockheed F-104 aircraft as a core platform and expects to extend the platform of Historical Services while developing its ongoing initiatives with respect to the New Services.

Currently, Starfighters is providing its core group of Historical Services, while developing the capacity for New Services. The Company organizes its services into the following categories:

June 12, 2024 Page 3
  Historical Services:
    Pilot and Astronaut Training; and
  In-flight Testing.
  New Services:
  Launch Services and "Access to Space" for commercial, academic, civil and government clients; and
  Research and Development (R&D) and Test and Evaluation (R&T) Test Bed for commercial, academic, civil and government clients."

In addition, we confirm of behalf of the Company, that the Company has revised to expand its disclosure in the "Description of Business" section in the Amended Draft Offering Statement regarding the current status of the Company's operations and/or development in each area of focus that it describes in accordance with the Commission's comment starting on page 36.

Commission Comment:

Capitalization, page 24

2. We note you present capitalization as adjusted to reflect the sale of 9,749,303 shares of Common Stock at a purchase price of $3.59 per share in this Offering on page 25. Considering this Offering is not a firm commitment by an underwriter, please tell us why it is appropriate to include only the maximum number of shares to be offered in the capitalization. Refer to Rule 170 of Securities Act of 1933.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure at the end of the "Capitalization" section on page 27 of the Amended Draft Offering Statement to now provide as follows:

"The Company is offering up to 9,749,303 shares of Common Stock at a purchase price of $3.59 per share.  The following table illustrates the changes to our share capital assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock offered for sale in this Offering. The application of the estimated net proceeds from this Offering is described under the "Use of Proceeds" section of this Offering Circular.

	100% of Offering	75% of Offering	50% of Offering	25% of Offering
Shares of Common Stock outstanding as of the date of this Offering Circular	16,720,200	16,720,200	16,720,200	16,720,200
Number of shares of Common Stock to be issued under the Offering[1]	9,749,303	7,311,977	4,874,651	2,437,325
Pro Forma shares of Common Stock outstanding after giving effect to the Offering[2]	26,469,503	24,032,177	21,597,851	19,157,525

Notes

(1) Fractional shares have been rounded down to the next whole number of shares.

(2) For illustrative purposes. The Offering is being conducted on a best efforts basis and there is no assurance that any of the shares of Common Stock being offered pursuant to this Offering Circular will be sold."

June 12, 2024 Page 4

Plan of Distribution, page 27

3. We note your disclosure that the Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. We also note that Section 4 paragraph (c) of the Engagement Agreement with Digital Offering states that the "Company hereby authorizes Digital Offering to transmit to the prospective Investors the Offering Circular and Authorized Sales Materials." Please revise to reconcile this apparent inconsistency.

Company Response:

We confirm, on behalf of the Company, that the Company and Digital Offering have entered into a First Amendment to Engagement Agreement, dated June, 11, 2024, in order to reconcile the inconsistency between the disclosure in the Offering Circular and the Engagement Agreement to indicate that Digital Offering will not be distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering.  The First Amendment to Engagement Agreement is filed as Exhibit 6.29 to the Amended Draft Offering Statement.

Commission Comment:

Use of Proceeds, page 30

4. We note you present amounts of total proceeds available for use under four different scenarios. Please revise to disclose the amount of broker and affiliate commissions and fees under each scenario.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure in the "Use of Proceeds" table on page 34 of the Amended Draft Offering Statement to disclose the amount of broker commissions in each scenario.

June 12, 2024 Page 5

Commission Comment:

5. We note you allocated a portion of the proceeds to purchase inventory. However, we note you have not presented any amounts of inventory in your balance sheets. Please provide a note to describe the nature of inventory you plan to purchase. In addition, you allocate a large portion of proceeds to working capital reserves. Please provide a note to describe what comprises the working capital reserves and clarify whether working capital reserves also include inventory.

Company Response:

We confirm, on behalf of the Company, that the Company has included the following note to the "Use of Proceeds" table on page 34 of the Amended Draft Offering Statement to describe the nature of inventory the Company plans to purchase as follows:

"(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license."

In addition, we confirm on behalf of the Company, that the Company has included the following note to the "Use of Proceeds" table on page 34 of the Amended Draft Offering Statement to describe what comprises the working capital reserves and to clarify whether working capital reserves also include inventory as follows:

"(5) Working capital reserves represent the excess funds above the Company's immediate capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members."

Commission Comment:

6. Expand your tabular disclosure to clarify how much of the allocated amounts are designated for the compensation payable to your executive officers, as noted at page 32.

Company Response:

We confirm, on behalf of the Company, that the Company has expanded its disclosure in the "Use of Proceeds" table on page 34 of the Amended Draft Offering Statement to include a line item to clarify how much of the allocated amounts are designated for the compensation payable to the Company's executive officers.

June 12, 2024 Page 6

Commission Comment:

Description of Business, page 33:

7. We note your disclosures that you operate the world's only commercial fleet of flight-ready Lockheed F-104s. Please expand your disclosures to describe the status of your fleet and business operations in more detail, including but not limited to, the age(s) of your aircraft. Insofar as such aircraft presumably have been in use for many years, also discuss the potential obsolescence of avionics, etc. We note the related risk factor disclosure at page 15 under "Our fleet of supersonic Aircraft requires continued sourcing and inventory evolution, regular maintenance and the replacement of aging parts."

Company Response:

We confirm, on behalf of the Company, that the Company has expanded its disclosure in the risk factor on page 16 under "Our fleet of supersonic Aircraft requires continued sourcing and inventory evolution, regular maintenance and the upgrading or replacement of aging parts …" to address the status of the fleet, age of the aircraft and upgrades from avionics to safety systems as follows:

"Our fleet of supersonic Aircraft requires continued sourcing and inventory evolution, regular maintenance and the upgrading or replacement of aging parts, and our inability to add to and upgrade our fleet, find qualified technicians or source replacement parts may result in some of our aircraft being inoperable for extended periods of time or permanently decommissioned, the occurrence of which can materially and adversely affect our operations.

A core part of our overall platform is our use of high-performance aircraft, which were originally manufactured between 1963 and 1969, and which have been decommissioned from the military and retrofitted for use as the first stage vehicle of our platform. Given the age of our existing aircraft, we have sought to acquire additional aircraft to support our mission. While we expect to be able to add to our fleet, there is no guarantee that more aircraft can be successfully added. Today, the Company's fleet consists of seven Lockheed F-104s, with 1-seat and 2-seat configurations. These aircraft have been upgraded over the years both before and after their acquisition by the Company. However, as with any aircraft, it is critical to maintain and upgrade while also assuring that there are appropriate spare parts to service. We designate the 1-seat aircraft as core launch vehicles and 2-seat aircraft as training, testing, and support vehicles. Each aircraft goes through rigorous testing and upgrades from avionics to safety systems. We maintain over 20 spare engines as well as brakes, tires and other components. While it is not necessarily unusual for a specific aircraft to have a long lifespan, these aircraft require a significant surplus of spare parts in order to maintain air worthiness. While we have sourced what we believe is a 10-year operating backlog of supplies and parts, there is no guarantee that there will be sufficient supply of parts and supplies to continue to support the functional capabilities of our aircraft. We have designed our platform to support optimized cadence (repetitive takeoff and delivery) and built our model using our current fleet. However, during any period of time in which one or more of our aircraft are not operational, we may lose most or all of the revenue that otherwise would have been derived from such aircraft. If one or more of our aircraft experiences significant damage or deterioration such that it is no longer operational and must be permanently decommissioned, it could significantly impact our business, prospects and profitability.

June 12, 2024 Page 7

We are currently evaluating options and have engaged in preliminary negotiations to acquire additional newer model aircraft ("Platform II Aircraft") to modernize our fleet and minimize risks related to our currently aging fleet. The availability of Aircraft which have comparable abilities to the Lockheed F-104 aircraft which are able to be purchased by civilians is very limited, and we may be unable to secure an agreement to acquire the Platform II Aircraft on acceptable financial terms, or at all. In order to acquire the Platform II Aircraft, we may be required to raise additional capital through debt or equity financings, and there is no assurance we will be able to secure sufficient additional capital. In addition, we believe that that the Platform II Aircraft would, like the Lockheed F-104, be decommissioned military Aircraft which are no longer being manufactured. There is no assurance that we would be able to secure a sufficient supply of parts and supplies to continue to support the functional capabilities of the Platform II Aircraft, if acquired. Our inability to acquire the Platform II Aircraft, repair or replace damaged existing aging Aircraft, or correct any other technical problem in a timely manner could result in a significant loss of revenue."

In addition, we confirm, on behalf of the Company, that the Company has expanded its disclosure in the "Description of Business" section starting on page 36 of the Amended Draft Offering Statement to describe the status of the Company's fleet and business operations in more detail in accordance with the Commission's comment.

Commission Comment:

8. Expand the discussion under "Our Products and Services" to provide a more detailed discussion of the status of your operations, including all material pending regulatory approvals and the development of "StarLaunch." Distinguish between historical operations and those which are only in the planning stages, and make corresponding revisions throughout the document. For example, we note the reference at page 36 to your "established operational history" providing you with a competitive advantage.

Also, explain further your suggestion at page 35 that you intend to be a pioneer in hypersonic passenger travel.

Company Response:

We confirm, on behalf of the Company, that the Company has expanded its disclosure under "Our Products and Services" starting on page 36 of the Amended Draft Offering Statement to include a more detailed discussion of the status of the Company's operations, including all material pending regulatory approvals and the development of the StarLaunch program.  Such disclosure has also been revied to distinguish between historical operations and those which are only in the planning stages.

June 12, 2024 Page 8

In addition, we confirm, on behalf of the Company, that the Company has removed the statement on page 39 of the Amended Draft Offering Statement that the Company aims to leverage its technology and experience to become a pioneer in the hypersonic passenger travel and ultra fast cargo delivery.

Commission Comment:

9. Expand the discussion under "Suppliers" at page 39 to explain the planned use for the 22 engines you are purchasing, and disclose that your CEO signed the related agreement on behalf of both parties.

Company Response:

We confirm, on behalf of the Company, that the Company has expanded its disclosure under "Suppliers" on page 43 of the Amended Draft Offering Statement to disclose that the Company intends to use the engines as replacements to extend the useful life of its Lockheed F-104 aircraft.  In addition, we confirm, on behalf of the Company, that the Company has disclosed that the Company's CEO signed the asset purchase agreement for such engines on behalf of both the Company and Hypersonic Group Inc.

Commission Comment:

Employees, page 40

10. You state that your officers are employees, but reference to the agreement involving your CFO suggests that he is a consultant. Please revise to clarify in each case whether the officers are employees or consultants.

Also, please revise your risk factor and related disclosure regarding your CEO to clarify, if true, that he has no employment agreement. Lastly, please revise to disclose how his compensation is determined.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure under the "Employees" on page 45 of the Amended Draft Offering Statement to indicate that its senior management are independent contractors (consultants).  In addition, we confirm, on behalf of the Company, that the Company has revised its risk factor and related disclosure regarding the Company's CEO on page 20 to clarify that the Company does not have a written employment or consulting agreement with the CEO and to disclose how the compensation is determined as follows:

June 12, 2024 Page 9

"We are highly dependent on the services of Rick Svetkoff, our President and Chief Executive Officer, and if we are unable to retain Mr. Svetkoff, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Rick Svetkoff, our President and Chief Executive Officer. Mr. Svetkoff is the source of many, if not most, of the ideas and execution driving our company. We currently do not have a written employment or consulting agreement with Mr. Svetkoff, and accordingly, the terms of his engagement with the Company are not well defined. We intend to negotiate a formal agreement with Mr. Svetkoff following completion of this Offering, but there is no assurance that we will be able to do so. If we are unable to reach an agreement for the continued service of Mr. Svetkoff, or if he were to otherwise discontinue his service to us due to death, disability, retirement or any other reason, we would be significantly disadvantaged. We do not currently maintain a key person life insurance policy with respect to Mr. Svetkoff."

Commission Comment:

Financial Conditions and Result from Operations, page 41

11. We note you provided two years of financial statements for the years ended December 31, 2023 and 2022, but you only provided discussion and analysis of financial conditions and results from operations for the year ended December 31, 2023. Please clarify why you did not provide discussion of financial conditions and results from operations for the year ended December 31, 2022. Refer to Item 9 of Form 1-A and revise as appropriate.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the "Financial Conditions and Results of Operations" section starting on page 45 of the Amended Draft Offering Statement to now also provide a discussion and analysis of the financial conditions and results of operations for the year ended December 31, 2022.

Commission Comment:

12. Please revise to discuss the causes of material changes from 2022 to 2023 in financial statement line items, to the extent necessary for an understanding of your business as a whole. Refer to Instruction to Item 9(a) of Form 1-A.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the "Financial Conditions and Results of Operations" section starting on page 45 of the Amended Draft Offering Statement to discuss the material changes from 2022 to 2023.

June 12, 2024 Page 10

Commission Comment:

13. We note you have not earned revenues for the years reported. Please clarify why you did not describe your plan of operation for the 12 months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability must be stated. For details, refer to Item 9(c) of Form 1-A and revise as appropriate.

Company Response:

We confirm, on behalf of the Company, that the Company now described its plan of operations for the 12 months following the commencement of the offering starting on page 48 of the Amended Draft Offering Statement.

Commission Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations Note Regarding Financial Information, page 41

14. We note you provided a statement that "Since the Company was incorporated on September 6, 2022, the initial fiscal year is from September 6, 2022 to December 31, 2022." However, we also note you provided two years' financial statements for the years ended December 31, 2023 and 2022. Please clarify your statement or revise accordingly.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in the section titled "Note regarding Financial Information" under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 45 of the Amended Draft Offering Statement to provide as follows:

"The Company's fiscal year end is December 31. The Company was incorporated on September 6, 2022.  On September 9, 2022, the Company entered into an equity exchange agreement (the "Equity Exchange Transaction") for the acquisition of Starfighters International (See Note 4 of the consolidated financial statements). As part of the Equity Exchange Transaction, the Company and the sole owner of Starfighters International agreed to exchange 100% interests in Starfighters International for 100% ownership of the Company. As a result of the Equity Exchange Transaction, Starfighters International became a wholly-owned subsidiary of the Company. The combination met the criteria outlined in Accounting Standards Codification 850 to be accounted for as a transaction between entities under common control and therefore the financial statements are being presented as if the transfer happened at the beginning of the period and prior year financial information has been retrospectively adjusted to furnish comparative information."

June 12, 2024 Page 11

Commission Comment:

Liquidity and Capital Resources, page 42

15. Please provide the following information pursuant to Item 9(b) of Form 1-A.

• Information regarding your liquidity both short and long term including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material deficiency in liquidity is identified, indicate the course of action that you have taken or proposes to take to remedy the deficiency; and

• Your material commitments for capital expenditures as of December 31, 2023 and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure under the section titled "Liquidity and Capital Resources" starting on page 47 of the Amended Draft Offering Statement to provide the information required pursuant to Item 9(b) of Form 1-A, including discussions regarding the Company's short and long term liquidity, the evaluation of the internal and external sources of liquidity, a brief discussion of any material unused sources of liquidity, material commitments for capital expenditures as of December 31, 2023, and an indication of the general purposes of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Commission Comment:

Directors, Executive Officers, and Significant Employees Business Experience, page 44

16. Please revise your CEO's business experience description to clarify his role(s) with the company and any predecessor entity during the past 5 years. Refer to Item 10(c) of Form 1-A.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure starting on page 50 of the Amended Draft Offering Statement to clarify his roles with the Company and any predecessor entity during the past 5 years.

June 12, 2024 Page 12

Commission Comment:

Convertible Debentures, page 53

17. We note that the debentures mature in less than nine months, and that they convert in the event of a "Public Listing." Please provide expanded disclosure regarding your plans vis-a-vis a potential Nasdaq listing.

Company Response:

We confirm, on behalf of the Company, that the Company has expanded its disclosure regarding its plan for a potential Nasdaq listing on page 60 of the Amended Draft Offering Statement to provide as follows:

"The Company intends to apply to have its Common Stock listed on the Nasdaq Stock Exchange following completion of this Offering, which would constitute a Public Listing under the Indenture. However, as of the date of this Circular, the Company has not made an application to have its Common Stock listed on the Nasdaq and does not otherwise have any agreement to complete a Public Listing, and there is no assurance that it will do so. Further, if such application is made, there is no assurance that it will be approved or that the Common Stock will be listed on the Nasdaq or another national securities exchange on or before the Maturity Date, or at all. The Company may seek the approval of the holders of the Debentures to extend that Maturity Date, but there is no assurance the holders of the Debentures will approve any such extension. If the Company has not completed a Public Listing by the Maturity Date and if the Maturity Date is not extended, the Company will be required to repay the outstanding principal amount of the Debentures plus accrued interest on the Maturity Date. See "Capitalization.""

Commission Comment:

Exhibits

18. We note the existence of contracts and subcontracts described in recent news on your website, and your risk factor disclosure regarding indemnity provisions in agreements "with certain other parties" under which you agree to indemnify those parties for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages. Please revise to disclose all material terms of agreements, and ensure that you file all material agreements as exhibits to the offering statement, or tell us why you believe they are not required to be filed.

Company Response:

We confirm, on behalf of the Company, that the Company has determined that the agreement referred to in the Commission's comment is an agreement entered into in the ordinary course of business, the Company is not substantially dependent on such agreement, and that the agreement is not required to be filed as a material contract.

June 12, 2024 Page 13

Commission Response:

General

19. We note that your Certificate of Incorporation contains an exclusive forum clause which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether that provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure to highlight the inapplicability of the exclusive forum provision to certain actions arising under the Securities Act and the Exchange Act or any other claims for which the federal courts have exclusive jurisdiction by adding an additional risk factor on page 25 of the Amended Draft Offering Statements as follows:

"Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which would limit such stockholders ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have received notice of and consented to the foregoing provisions. Although we believe this choice of forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against us and our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings and it is possible that in connection with any action a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations."

June 12, 2024 Page 14

In addition, we confirm, on behalf of the Company, that the Company also revised its disclosure in the "Securities Being Offered" section on page 62 of the Amended Draft Offering Statement to provide as follows:

"Exclusive Forum

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our Common Stock is deemed to have received notice of and consented to the foregoing provisions."

June 12, 2024 Page 15

Furthermore, we confirm, on behalf of the Company, that in order to further inform investors of the inapplicability of the exclusive forum provision to certain actions arising under the Securities Act and Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, the Company intends to include the risk factor in its annual report on Form 1-K going forward.

Commission Comment:

20. Similarly, disclose in the offering circular whether the parallel provision in the subscription agreement applies to Securities Act or Exchange Act claims.

Company Response:

We confirm, on behalf of the Company, that the Company has included the following disclosure in the subsection titled "Subscription Procedure" under the "Plan of Distribution" section on page 32 of the Amended Draft Offering Statement:

"The subscription agreement provides that the parties thereto irrevocably and unconditionally (a) submit to the jurisdiction of the state and federal courts located within the County of New Castle for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon the subscription agreement except in the state and federal courts located within the County of New Castle, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the subscription agreement or the subject matter hereof may not be enforced in or by such court. However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our Common Stock is deemed to have received notice of and consented to the foregoing provisions."

June 12, 2024 Page 16

Commission Verbal Comments

Commission Verbal Comment:

1. Please revise to provide full citations for business and industry information, including dates of the articles and reports in the citations or in the narrative disclosure.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the citations for the footnotes contained in the business and industry information within the Amended Draft Offering Statement, including dates of the articles and reports in such citations.

Commission Verbal Comment:

2. Please ensure that all Part I information is consistent with Part II information contained in the Offering Circular as the Staff have noticed that the Agent Warrants were not included in Part I and that there seemed to be some inconsistency with the convertible debenture amounts in Part I as compared to disclosure in Part II.

Company Response:

We confirm, on behalf of the Company, that the Company has reviewed and revised the information in Part I so that such is consistent with the information in Part II and has included the maximum number of Agent Warrants to be issued together with the maximum number of shares to be issued in Item 4 with respect to the number of securities offered for a total of 9,846,796 securities.  In addition, the Company has revised the disclosure with respect to the dollar value of convertible debentures outstanding within one year before the filing of the Amended Draft Offering Statement in Part I to be consistent with the disclosure about same in Part II.

Commission Verbal Comment:

3. Please provide more precise numbering of the exhibits through EDGAR.

Company Response:

We confirm, on behalf of the Company, that the EDGAR service provider has indicated that when uploading exhibits for the Draft Offering Statement, the system only allows the EDGAR service provider to select predefined file type such as "EX1A-6 MAT CTRCT" without allowing the EDGAR service provider to further provide precise numbering or further extension.  We confirm, on behalf of the Company, that the EDGAR service provider has included an exhibit description in the file property to further identify the precise numbering of the exhibit.

June 12, 2024 Page 17

Commission Verbal Comment:

4. With respect to the opinion of Richards, Layton & Finger, P.A.:

(a) please ensure the legality opinion includes the requisite binding obligation opinion regarding the Agent Warrants.  Please see Staff Legal Bulletin 19, Section II.B.1.f;

(b) counsel may not assume any of the material facts underlying the opinion for any readily ascertainable facts.  Counsel may not assume sufficient authorized but unissued shares of common stock available for issuance as set out in (viii) on page of the legal opinion.  Please see Staff Legal Bulleting 19, Section II.B.3.a; and

(c) if the legal opinion continues to suggest that for purposes of the opinion counsel only reviewed items (i) through (vi), please explain in the response letter why counsel did not include in that list items (i) through (viii) in the opinion.

Company Response:

We confirm, on behalf of the Company, that the legal opinion of Richards, Layton & Finger, P.A. has been revised to (i) include the requisite binding obligation opinion regarding the Agent Warrants, (ii) remove the assumption that the Company has sufficient authorized but unissued shares of common stock available for issuance pursuant to the Offering and the Agent Warrants, and (iii) provides that counsel has reviewed documents (i) through (viii) as listed in the opinion on pages 1 and 2.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the Amended Offering Statement is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Rick Svetkoff

*Law Corporation